UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

MONTVALE TECHNOLOGIES, INC. (FORMERLY KNOWN AS IVIVI TECHNOLOGIES, INC.)
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

46589F108
(CUSIP Number)

Steven M. Gluckstern c/o Ajax Capital LLC 460 Park Avenue, Suite 2101 New York, NY 10022 (212) 937-8701
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 12, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (sections) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (section) 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 46589F108	Page 2 of 5 Pages

SCHEDULE 13D/A

1	NAME OF REPORTING PERSON: Steven M. Gluckstern
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: Not Applicable	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER: 2,176,431(*) SHARED VOTING POWER: -0- SOLE DISPOSITIVE POWER: 2,176,431(*) SHARED DISPOSITIVE POWER: -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,176,431(*)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 18.0% (*)
14	TYPE OF REPORTING PERSON: IN

-------------------------

(*)         Based on 11,241,033 shares of common stock, no par value, of Montvale Technologies, Inc. (formerly known as Ivivi Technologies, Inc., the “Company”) issued and outstanding as of November 19, 2009, as reported by the Company in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (the “SEC”) on November 19, 2009. As of February 12, 2010, Mr. Gluckstern held: (i) 196,078 shares of common stock held by Ajax Capital LLC, an investment fund majority owned by Mr. Gluckstern (“Ajax”); (ii) 1,124,103 shares of common stock issued pursuant to the Company’s 2009 Equity Incentive Plan; (iii) 81,250 shares of common stock issuable upon exercise of rights to purchase an aggregate of up to 81,250 shares of common stock during the period from November 8, 2005 to November 8, 2010 granted by certain shareholders of the Company pursuant to a share purchase right agreement; and (iv) 775,000 shares of common stock issuable upon exercise of options to purchase shares of common stock.

CUSIP No. 46589F108	Page 3 of 5 Pages

SCHEDULE 13D/A

This Amendment No. 7 (“Amendment No. 7”) amends and supplements the Schedule 13D (as amended, the “Schedule 13D”) filed with the SEC by Steven M. Gluckstern on October 24, 2006, as amended by: the Schedule 13D Amendment No. 1 filed by Mr. Gluckstern with the SEC on May 15, 2008, the Schedule 13D Amendment No. 2 filed by Mr. Gluckstern with the SEC on April 2, 2009, the Schedule 13D Amendment No. 3 filed by Mr. Gluckstern with the SEC on April 15, 2009, the Schedule 13D Amendment No. 4 filed by Mr. Gluckstern with the SEC on August 20, 2009, the Schedule 13D Amendment No. 5 filed by Mr. Gluckstern with the SEC on September 24, 2009 and the Schedule 13D Amendment No. 6 filed by Mr. Gluckstern with the SEC on January 13, 2010. Except as specifically provided herein, this Amendment No. 7 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D unless otherwise defined herein.

ITEM 2. Identity and Background.

The response to Item 2 is hereby amended by deleting the first paragraph in its entirety and substituting the following in lieu thereof:

“This Schedule 13D is being filed by Steven M. Gluckstern. Mr. Gluckstern is a citizen of the United States. Mr. Gluckstern's address is c/o Ajax Capital LLC, 460 Park Avenue, Suite 2101, New York, NY 10022. Mr. Gluckstern, an active private investor in numerous areas, including alternative healthcare and non-traditional healing modalities, serves as the managing member of Ajax Capital LLC, an entity majority owned and controlled by Mr. Gluckstern. The business address of Ajax Capital LLC is 460 Park Avenue, Suite 2101, New York, NY 10022.”

ITEM 4. Purpose of Transaction.

The response to Item 4 is supplemented by adding the following:

“On February 12, 2010, the Company (renamed to Montvale Technologies, Inc. on February 16, 2010), completed the sale of substantially all of its assets to the Buyer, pursuant to the terms of the Asset Purchase Agreement as amended by the APA Amendment No. 1, following approval of such sale by the shareholders of the Company at a Special Meeting of Shareholders of the Company held on such date.”

ITEM 5. Interest in Securities of the Issuer.

The response to Item 5 is hereby amended by deleting it in its entirety and substituting the following in lieu thereof:

“Based upon the information set forth in the Company’s Quarterly Report on Form 10-Q, filed with the SEC on November 19, 2009, there were 11,241,033 shares of common stock of the Company issued and outstanding as of November 19, 2009. As of February 12, 2010, Mr. Gluckstern had:

(i) the sole power to vote or to direct the vote of 2,176,431(*) shares of common stock,
(ii) the shared power to vote or to direct the vote of 0 shares of common stock,
(iii) the sole power to dispose or to direct the disposition of 2,176,431(*) shares of common stock, and
(iv) the shared power to dispose or to direct the disposition of 0 shares of common stock.

Mr. Gluckstern may be deemed to beneficially own 2,176,431 shares, or 18.0%, of the 11,241,033 shares of common stock of the Company issued and outstanding as of November 19, 2009, as reported by the Company in its Quarterly Report on Form 10-Q, filed with the SEC on November 19, 2009.

CUSIP No. 46589F108	Page 4 of 5 Pages

(*) As of February 12, 2010, Mr. Gluckstern held: (i) 196,078 shares of common stock held by Ajax; (ii) 1,124,103 shares of common stock issued pursuant to the Company’s 2009 Equity Incentive Plan; (iii) 81,250 shares of common stock issuable upon exercise of rights to purchase an aggregate of up to 81,250 shares of common stock during the period from November 8, 2005 to November 8, 2010 granted by certain shareholders of the Company pursuant to a share purchase right agreement; and (iv) 775,000 shares of common stock issuable upon exercise of options to purchase shares of common stock.”

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response to Item 6 is supplemented by adding the following:

“Concurrently with the closing of the Asset Purchase Agreement on February 12, 2010 (the “Closing Date”), Mr. Gluckstern and the Company entered into a termination and general release agreement (the “SMG Termination Agreement”). Under the terms of the SMG Termination Agreement, (i) Mr. Gluckstern terminated his employment with the Company in accordance with Section 4.01(F) of the Employment Agreement dated as of December 31, 2008 and amended on April 2, 2009 between the Company and Mr. Gluckstern (the “SMG Employment Agreement”), (ii) on the Closing Date, all restricted shares of Company common stock outstanding immediately prior to the Closing Date that were awarded to Mr. Gluckstern pursuant to the Restricted Stock Award Agreement dated as of March 31, 2009 between the Company and Mr. Gluckstern (the “SMG Restricted Stock Award Agreement” and together with the SMG Employment Agreement, the “SMG Agreements”) became fully and immediately vested and all restrictions and conditions applicable thereto lapsed, in accordance with Section 1(f) of Exhibit A to the Restricted Stock Award Agreement, (iii) Mr. Gluckstern acknowledged that he shall have no right to any additional restricted shares of the Company common Stock pursuant to the SMG Restricted Stock Award Agreement, and (iv) Mr. Gluckstern (on his own behalf and on behalf of each of his descendants, dependents, heirs, executors, administrators, assigns and successors, if applicable) provided an irrevocable waiver and general release of any and all claims that he may have against the Company and/or any of its shareholders, officers, directors, employees, agents and related parties (in both their individual and representative capacities), but excluding certain claims including, without limitation, claims that may not be released in accordance with applicable law.”

The descriptions of the SMG Termination Agreement in this Amendment No. 7 are qualified in their entirety by reference to the full text of the SMG Termination Agreement, which is attached as Exhibit 1 to this Amendment No. 7 pursuant to Item 7 hereof.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit 1 -- SMG Termination Agreement dated February 12, 2010

CUSIP 46589F108	Page 5 of 5 Pages

SCHEDULE 13D/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2010

/s/ Steven M. Gluckstern
Steven M. Gluckstern